FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2017
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Announces Common Share Purchase Program	1.

NEWS RELEASE

BlackBerry Announces Common Share Purchase Program

Waterloo, ON – June 23, 2017 – BlackBerry Limited (NASDAQ: BBRY; TSX: BB) today announced that it has received acceptance from the Toronto Stock Exchange (the “TSX”) with respect to a normal course issuer bid (“NCIB”) to purchase for cancellation up to 31,000,000 BlackBerry common shares, representing approximately 6.4% of the outstanding public float as at May 31, 2017. BlackBerry can purchase the common shares pursuant to the NCIB through the facilities of the TSX, over the Nasdaq Stock Market or through alternative trading systems. Any BlackBerry common shares purchased through the NCIB will be cancelled.

As of May 31, 2017, BlackBerry had 531,475,629 common shares outstanding and the public float was 481,212,321 common shares, and the average daily trading volume on the TSX for the 6 months prior to June 1, 2017 was 1,378,965. Daily purchases through the facilities of the TSX will be limited to 344,741 common shares, other than block purchases. BlackBerry has entered into an automatic repurchase plan dated as of June 22, 2017 with TD Securities Inc. to allow for the repurchase of common shares at times when BlackBerry ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Purchases under the NCIB may commence on June 27, 2017 and will terminate on June 26, 2018 or on such earlier date as BlackBerry has repurchased the maximum number of common shares permitted under the NCIB.

In the past 12 months, BlackBerry repurchased for cancellation US$5,036,000 principal amount of its then-outstanding 6% unsecured convertible debentures (the “6% Debentures”) at a weighted average price of US$105.26 per US$100.00 principal amount of 6% Debentures. In September 2016, BlackBerry redeemed all of the remaining 6% Debentures and completed a private placement of new 3.75% unsecured convertible debentures (the “3.75% Debentures”).

On June 21, 2017, the shareholders of BlackBerry approved an increase in the number of shares available under BlackBerry’s equity incentive plan. “The purpose of this repurchase program is to offset a portion of the expected dilution from our equity incentive plan and from conversion of our 3.75% Debentures,” said BlackBerry Executive Chairman and CEO, John Chen.  “We intend to take advantage of our strong cash position to purchase our shares when the market price does not reflect what we view to be the underlying value and future prospects of our business, without adversely affecting our strategic initiatives,” added Mr. Chen.

The price that BlackBerry will pay for any shares under the share repurchase program will be the prevailing market price at the time of purchase. The share repurchase program will be effected in accordance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934 and the TSX’s normal course issuer bid rules, which contain restrictions on the number of shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of BlackBerry’s shares on the applicable exchange. In addition, subject to TSX approval, BlackBerry may enter into forward purchase or swap contracts in connection with common shares which may be settled by physical settlement, cash settlement or a combination thereof. The forward price will be based on market price, dividend yield and market interest rates.

The actual number of shares to be purchased and the timing and pricing of any purchases under the share repurchase program will depend on future market conditions and upon potential alternative uses for cash resources. There is no assurance that any shares will be purchased under the share repurchase program and BlackBerry may elect to modify, suspend or discontinue the program at any time without prior notice.

The TSX has not reviewed nor does it accept responsibility for the adequacy or accuracy of this news release.

About BlackBerry

BlackBerry is a mobile-native security software and services company dedicated to securing people, devices, processes and systems for today’s enterprise. Based in Waterloo, Ontario, the company was founded in 1984 and operates in North America, Europe, Asia, Middle East, Latin America and Africa. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

Contacts:

Media Contacts:
BlackBerry Media Relations
+1 (519) 597-7273
mediarelations@blackberry.com

Investor Contacts:
BlackBerry Investor Relations
+1 (519) 888-7465
investorinfo@blackberry.com

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances, including but not limited to: BlackBerry’s expectations regarding its operational restructuring and strategic initiatives; BlackBerry’s beliefs regarding the value of its shares and the investment community’s perception thereof; and regulatory requirements. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	June 23, 2017	By:	/s/ Steve Capelli
(Signature)
Steve Capelli Chief Financial Officer